SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Short form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

November 13, 2006

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Net Income of US$11.2 million for the Third Quarter of 2006

Financial Highlights:

•

Net Income for the third quarter totaled US$11.2 million, up 26% from the second quarter, driven by increased Operating Income (1) and a higher reversal of provisions for credit losses.  Year-to-date, Net Income was US$36.8 million, down 42% from the previous year, due to lower credit provision reversals, as the Bank has collected 92% of its restructured portfolio.

•

Operating Income for the third quarter totaled US$8.7 million, up 19% from the previous quarter, reflecting increases in net interest income and fee income, as well as improving Treasury results.  Year-to-date, Operating Income was US$25.2 million, up 27% from the same period of last year.

• Fee income for the quarter grew by 35% on a sequential basis, to US$1.7 million, and 13% year-on-year.

(1) Operating Income refers to net income excluding reversals of provisions for credit losses and recovery of impairment losses on securities.

Panama City, Republic of Panama, November 13, 2006 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the third quarter ended September 30, 2006.

The table below depicts selected key financial figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

Key Financial Figures

(US$ million, except percentages and per share amounts)	9M05	9M06	3Q05	2Q06	3Q06

Net Interest Income	$32.8	$42.1	$11.7	$14.9	$15.6

Operating Income	$19.9	$25.2	$7.2	$7.3	$8.7

Net Income	$63.7	$36.8	$19.9	$8.9	$11.2

EPS (2)	$1.65	$0.99	$0.52	$0.24	$0.31

Return on Average Equity	13.6%	8.4%	13.0%	6.2%	7.9%

Tier 1 Capital Ratio	38.2%	27.3%	38.2%	28.9%	27.3%

Net Interest Margin	1.68%	1.76%	1.78%	1.87%	1.78%

Book Value per common share	$16.00	$15.55	$16.00	$15.29	$15.55

(2) Earnings per share calculations are based on the average number of shares outstanding during each period.

Comments from the Chief Executive Officer

Jaime Rivera, Chief Executive Officer of Bladex, stated the following regarding the quarter’s results:

“The figures for the third quarter speak for themselves; it was an all-around solid performance.  More significantly, the results confirm and strengthen the positive trend in our financial performance, as we execute the strategy that we outlined two years ago.

Our revenue is now diversified across an expanding suite of products and clients, geared towards a growing corporate segment and proprietary Treasury operations.  The expansion of our intermediation business is yielding particularly promising results, as the commercial portfolio continues to grow an average rate of close to 20% p.a.  As we grow, we continue managing risk based on a sound and flexible portfolio, 80% of which remains trade financing in nature, while 77% matures within the next 12 months.

During the fourth quarter, we expect to book our first cross border leasing transactions, yet another niche where we enjoy competitive advantages in terms of origination and risk management, and which allows Bladex to support a growing need on the part of our clients for specialized financing.

In summary, our efforts remain focused on sustaining the growth in Operating Income and on gaining further efficiency, with the ultimate aim of improving ROE levels.”

BUSINESS OVERVIEW

In order to provide additional details on its quarterly financial reporting, the Bank will henceforth complement its consolidated results data with information broken down by business unit.

Commercial Division

The Commercial Division incorporates all of the Bank’s financial intermediation and fee generation activities.  Operating Income from the Commercial Division includes net interest income from loans, fee income and allocated operating expenses.

For the third quarter 2006, Operating Income from the Commercial Division amounted to US$9.7 million, 8% higher than the previous quarter.  The results were driven by higher lending margins (3 bps), an 8% growth in the average accruing loan portfolio, and a 38% increase in fee and other income.

Year-to-date, Operating Income from the Commercial Division amounted to US$25.1 million, up 43% from the same period in 2005, driven by higher lending margins (4 bps), a 20% growth in the average accruing loan portfolio, and a 13% increase in fee and other income.  Operating Income from the Commercial Division’s core business increased by 94%.   Operating Income from the impaired portfolio represented 7% of the Commercial Division’s Operating Income, compared to 32% a year before.

As shown below, during the third quarter, the Bank’s average commercial portfolio increased by 7% on a sequential basis, driven by the growth of the average loan portfolio.  During the last two years, the Bank’s commercial portfolio has grown at an annual rate of over 26% p.a.

As of September 30, 2006, the Bank’s commercial portfolio (excluding non-accruing credits) amounted to US$3,387 million, compared to US$3,321 million as of June 30, 2006.  During the month of October 2006, the commercial portfolio increased to US$3,673 million, up 8% from September 30, 2006, 11% from June 30, 2006, and 19% from October 2005.

The Bank continues to expand its presence in the corporate market.  As of September 30, 2006, credit to corporations represented 40% of the total commercial portfolio (excluding non-accruing credits), compared to 28% a year ago.  86% of the Bank’s corporate portfolio represented trade financing (overall, 80% of the commercial portfolio consists of trade financing).

The Bank maintains the short-term nature of its commercial portfolio (excluding non-accruing credits). As of September 30, 2006, 77% was scheduled to mature within one year, compared to 80% as of June 30, 2006, and 78% as of September 30, 2005.

Treasury Division

The Treasury Division incorporates all of the Bank’s investment securities and proprietary asset management activities.  Operating Income from the Treasury Division includes net interest income on investment and trading securities, derivatives and hedging activities, gains/losses on trading securities, gain on sales of securities available for sale, gain/losses on foreign currency exchange, and allocated operating expenses.

For the third quarter of 2006, Operating Income from the Treasury Division amounted to a loss of US$1.1 million, compared to a loss of US$1.7 million during the second quarter of 2006, driven by lower trading losses.  In October 2006, the Bank reflected Operating Income from the Treasury Division of US$2.2 million.

Please refer to Exhibit IX for more detailed information on business segment analysis.

CONSOLIDATED RESULTS OF OPERATIONS

Net Income for the third quarter amounted to US$11.2 million, up 26% from the second quarter of 2006, driven by increased Operating Income and a higher reversal of provisions for credit losses.  Net Income for the first nine months of 2006, was US$36.8 million, down 42% from the same period of 2005, mostly due to lower credit provision reversals, reflecting the reduction of the Bank’s restructured portfolio.

Operating Income for the third quarter of 2006 amounted to US$8.7 million, compared to US$7.3 million in the second quarter of 2006, and US$7.2 million in the third quarter of 2005.  The quarterly increase in operating income was driven by higher net interest and commission income and lower net trading losses.

NET INTEREST INCOME AND MARGINS

The table below shows the Bank’s net interest income, net interest margin, and net interest spread for the periods indicated:

(In US$ million, except percentages)

	9M05	9M06	3Q05	2Q06	3Q06

Interest Income:

Accruing assets	$73.7	$137.6	$28.4	$46.3	$53.6

Non-accruing assets	8.0	2.7	1.6	1.7	0.7

Interest Expense	(48.9)	(98.2)	(18.3)	(33.0)	(38.7)

Net Interest Income	$32.8	$42.1	$11.7	$14.9	$15.6

Net Interest Margin (1)	1.68%	1.76%	1.78%	1.87%	1.78%

Net Interest Spread (2)	0.67%	0.69%	0.73%	0.82%	0.78%

(1) Net interest income divided by average balance of interest-earning assets.

(2) Average rate of average interest-earning assets, less average rate of average interest-bearing liabilities.

Net interest income for the third quarter of 2006 totaled US$15.6 million, an increase of US$0.6 million, or 4%, from the previous quarter, mostly due to increased average loan portfolio balances.

During the third quarter of 2006, Net interest margin (“NIM”) and net interest spread (“NIS”) decreased by 9 bps and 4 bps, respectively, compared to the previous quarter, mainly due to lower interest income on the reduced impaired portfolio, and the impact of lower equity funds on the Bank’s funding structure (-15 pbs in NIM, and –12 bps in NIS).  These factors were partially offset by increasing market interest rates, which had a positive impact on the Bank’s interest rate gap, and by higher net lending margins (6 bps in NIM, and 8 bps in NIS).

Net interest income for the first nine months of 2006 increased US$9.3 million, or 29%, compared to the same period in 2005.  Contributing to these results were increased average balances on the Bank’s accruing loan and investment securities portfolio, and higher net interest margins, reflecting the impact of increasing interest rates on the Bank’s available capital.  Both factors were partially offset by the impact of the continued collection of the Bank’s richly priced non-accruing portfolio over the period.

COMMISSION INCOME

The following table provides a breakdown of commission income for the periods indicated:

(In US$ thousands)

	9M05	9M06	3Q05	2Q06	3Q06

Letters of credit	$2,220	$2,912	$999	$815	$1,116

Guarantees	1,633	1,174	399	331	405

Loans and other	330	548	153	155	233

Commission Income	$4,183	$4,634	$1,552	$1,301	$1,754

Commission Expense	(26)	(22)	(6)	(8)	(5)

Commission Income, net	$4,157	$4,613	$1,546	$1,293	$1,749

The increased net commission income has been mostly due to higher volume of Letters of Credit.

PROVISION FOR CREDIT LOSSES AND PORTFOLIO QUALITY

The following table shows information about the Provision for credit losses, for the dates indicated:

(In US$ million)

	9M05	9M06	3Q05	2Q06	3Q06

Reversal (provision) for loan losses	38.4	(10.3)	23.9	(2.0)	(4.6)

Reversal (provision) for losses on off-balance sheet credit risk	(7.5)	21.9	(11.4)	3.6	7.2

Total reversal of provision for credit losses before the cumulative effect on prior periods of a change in the credit loss reserve methodology	$30.9	$11.6	$12.5	$1.6	$2.6

Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	2.7	0.0	0.0	0.0	0.0

Total reversal of provision for credit losses	$33.6	$11.6	$12.5	$1.6	$2.6

The US$2.6 million and US$11.6 million reversals of provision for credit losses during the third quarter and the first nine months of 2006, respectively, were driven by the reduction of specific reserves assigned to restructured credits in Argentina and Brazil.  The lower year-to-date provision reversals in 2006 reflect the 92% reduction of the non-accruing portfolio during the last twelve months.

As of September 30, 2006, the Bank’s non-accruing portfolio amounted to US$6.1 million, or 0.2%, of the total commercial portfolio, compared to US$41.3 million, or 1.2%, of the total commercial portfolio as of June 30, 2006, and to US$69.0 million, or 2.2%, of the total commercial portfolio at September 30, 2005.  Net of reserves for credit losses, the non-accruing portfolio at September 30, 2006, amounted to US$3.9 million, representing 0.1% of the total commercial portfolio.

OPERATING EXPENSES

The following table shows a breakdown of the components of operating expenses for the periods indicated:

(In US$ thousands)

	9M05	9M06	3Q05	2Q06	3Q06

Salaries and other employee expenses	$8,971	$11,020	$3,148	$3,495	$3,995

Depreciation of premises and equipment	681	860	197	222	464

Professional services	2,286	1,971	762	768	502

Maintenance and repairs	850	824	279	206	350

Other operating expenses	4,494	4,993	1,648	1,631	1,709

Total Operating Expenses	$17,283	$19,668	$6,034	$6,321	$7,020

3Q06 vs. 2Q06

During the third quarter of 2006, operating expenses increased by US$699 thousand, or 11%. The increase was mainly due to the costs involved in the expansion of the Bank’s corporate and leasing business, as well as depreciation expenses associated with the Bank’s new technology platform.

9M06 vs. 9M05

During the first nine months of 2006, total operating expenses amounted to US$19.7 million, compared to US$17.3 million during the same period of 2005.  The US$2.4 million, or 14%, increase, was mostly due to higher expenses associated with incremental salaries pertaining to the development of the corporate segment and the implementation of new business initiatives, including proprietary asset management, leasing, and digital identity.

As shown in the graph below, excluding the expenses related to these initiatives, year-to-date core business expenses grew 7%, and all-in expenses by 14%, while operating revenues increased by 21%. Year-to-date, the Bank has spent US$0.6 million on its digital identity initiative, the only one still in the early-deployment stage.

PERFORMANCE AND CAPITAL RATIOS

The following table sets forth the return on average stockholders’ equity and the return on average assets for the periods indicated:

	9M05	9M06	3Q05	2Q06	3Q06

ROE (return on average stockholders’ equity)	13.6%	8.4%	13.0%	6.2%	7.9%

ROA (return on average assets)	3.3%	1.5%	3.0%	1.1%	1.3%

Although the Bank is not subject to the capital adequacy requirements of the U.S. Federal Reserve Board, if the U.S. Federal Reserve Board risk-based capital adequacy requirements were applied, the Bank’s Tier 1 and Total Capital Ratios at the dates indicated would be as follows:

	30-SEP-05	30-JUN-06	30-SEP-06

Tier 1 Capital Ratio	38.2%	28.9%	27.3%

Total Capital Ratio	39.4%	30.1%	28.5%

As of September 30, 2006, the number of common shares outstanding was 36.3 million, compared to 36.5 million as of June 30, 2006, reflecting the completion of the Bank’s US$50 million open market share repurchase program.

OTHER EVENTS

•

Representative Office in Miami – On October 30, 2006, the Bank received the authorization by the Financial Services Commission – Office of Financial Regulation, to transact business in Florida as an International Administrative Office.

•

Quarterly Common Dividend Payments – On October 16, 2006, the Bank paid a regular quarterly dividend of US$0.1875 per share pertaining to the third quarter to stockholders of record as of October 6, 2006.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the treasury function, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through September 30, 2006, Bladex had disbursed accumulated credits of over US$142 billion.

CONSOLIDATED BALANCE SHEETS	EXHIBIT I

	AT THE END OF,

	(A) Sep. 30, 2005	(B) Jun. 30, 2006	(C) Sep. 30, 2006	(C) - (B) CHANGE	%	(C) - (A) CHANGE	%

	(In US$ millions, except percentages)
ASSETS
Cash and due from banks (1)	$207	$279	$147	($132)	(47)%	($61)	(29)%
Trading assets	0	15	88	73	495	88	n.a. (*)
Securities available for sale	239	340	330	(10)	(3)	90	38
Securities held to maturity	27	135	135	(1)	(0)	108	401
Loans	2,363	2,709	2,794	85	3	431	18
Less:
Allowance for loan losses	(60)	(45)	(50)	(5)	10	10	(16)
Unearned income and deferred loan fees .	(3)	(4)	(4)	(0)	3	(1)	45

Loans, net	2,301	2,659	2,740	81	3	439	19

Customers’ liabilities under acceptances	55	40	13	(27)	(67)	(42)	(76)
Premises and equipment, net	3	4	8	4	107	5	152
Accrued interest receivable	28	41	49	8	20	21	75
Other assets	11	19	11	(7)	(38)	0	3

TOTAL ASSETS	$2,872	$3,532	$3,521	($10)	(0)%	$649	23%

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Demand	$16	$1	$105	$104	9,836%	$89	571%
Time	990	1,234	999	(235)	(19)	9	1

Total Deposits	1,006	1,235	1,104	(131)	(11)	98	10

Trading liabilities	0	79	64	(15)	(19)	64	n.a. (*)
Securities sold under repurchase agreement	27	425	439	14	3	412	1,511
Short-term borrowings	543	621	770	149	24	227	42
Medium and long-term debt and borrowings	544	474	462	(12)	(3)	(83)	(15)
Acceptances outstanding	55	40	13	(27)	(67)	(42)	(76)
Accrued interest payable	18	29	32	3	11	13	73
Reserve for losses on off-balance sheet credit risk	44	37	30	(7)	(19)	(14)	(31)
Redeemable preferred stock (US$10 par value)	7	0	0	0	0	(7)	(100)
Other liabilities	19	34	44	10	30	25	134

TOTAL LIABILITIES	$2,262	$2,973	$2,956	($17)	(1)%	$694	31%

STOCKHOLDERS’ EQUITY
Common stock, no par value, assigned value of US$6.67	280	280	280
Additional paid-in capital in exces of assigned value	134	135	135
Capital reserves	95	95	95
Retained earnings	202	186	191
Treasury stock	(106)	(132)	(135)
Accumulated other comprehensive income	5	(6)	(1)

TOTAL STOCKHOLDERS’ EQUITY	$610	$559	$565	$6	1%	($45)	(7)%

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,872	$3,532	$3,521	($10)	(0)%	$649	23%

(1)	Cash and due from banks includes pledged of deposit in the amount of US$59 million at September 30, 2006, US$85 million at June 30, 2006, and US$4 million at September 30, 2005.
(*)	“n.a.” means not applicable.

CONSOLIDATED STATEMENTS OF INCOME	EXHIBIT II

	FOR THE THREE MONTHS ENDED

	(A) Sep. 30, 2005	(B) Jun. 30, 2006	(C) Sep. 30, 2006	(C) - (B) CHANGE	%	(C) - (A) CHANGE)%

	(In US$ thousands, except percentages and per share amounts )
INCOME STATEMENT DATA:
Interest income	$29,959	$47,957	$54,268	$6,311	13%	$24,309	81%
Interest expense	(18,291)	(33,021)	(38,687)	(5,665)	17	(20,396)	112

NET INTEREST INCOME	11,668	14,936	15,582	646	4	3,913	34
Reversal (provision) for loan losses	23,921	(1,973)	(4,575)	(2,602)	132	(28,496)	(119)

NET INTEREST INCOME AFTER REVERSAL
(PROVISION) FOR LOAN LOSSES	35,589	12,962	11,006	(1,956)	(15)	(24,583)	(69)

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	(11,381)	3,602	7,158	3,556	99	18,539	(163)
Commission income, net	1,546	1,293	1,749	456	35	203	13
Derivatives and hedging activities	2	(106)	(63)	43	(40)	(65)	(3,688)
Recovery of impairment loss on securities	137	0	0	0	0	(137)	(100)
Realized net loss on trading securities	0	(713)	(1,786)	(1,073)	150	(1,786)	n.a. (*)
Unrealized net gain (loss) on trading securities	0	(1,662)	192	1,855	(112)	192	n.a. (*)
Other income (expense), net	13	(121)	14	135	(111)	1	9

NET OTHER INCOME (EXPENSE)	(9,684)	2,291	7,263	4,971	217	16,947	(175)

OPERATING EXPENSES:
Salaries and other employee expenses	(3,148)	(3,495)	(3,995)	(500)	14	(847)	27
Depreciation of premises and equipment	(197)	(222)	(464)	(242)	109	(267)	135
Professional services	(762)	(768)	(502)	266	(35)	260	(34)
Maintenance and repairs	(279)	(206)	(350)	(144)	70	(71)	25
Other operating expenses	(1,648)	(1,631)	(1,709)	(79)	5	(62)	4

TOTAL OPERATING EXPENSES	(6,034)	(6,321)	(7,020)	(699)	11	(986)	16

NET INCOME	$19,871	$8,933	$11,249	$2,316	26	($8,622)	(43)

PER COMMON SHARE DATA:
Net income per share	0.52	0.24	0.31
Diluted earnings per share	0.51	0.23	0.31

COMMON SHARES OUTSTANDING:
Period average	38,481	37,556	36,335

PERFORMANCE RATIOS:
Return on average assets	3.0%	1.1%	1.3%
Return on average stockholders’ equity	13.0%	6.2%	7.9%
Net interest margin	1.78%	1.87%	1.78%
Net interest spread	0.73%	0.82%	0.78%
Total operating expenses to total average assets	0.91%	0.78%	0.79%

(*)	“n.a.” means not applicable.

SUMMARY CONSOLIDATED FINANCIAL DATA
(Consolidated Statement of Income, Balance Sheets, and Selected Financial Ratios)	EXHIBIT III

	FOR THE NINE MONTHS ENDED SEPTEMBER 30,

	2005	2006

(In US$thousands, except per share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income	$32,755	$42,099
Commission income, net	4,157	4,613
Reversal of provision for loan losses and off-balance sheet credit risk, net	30,854	11,622
Derivatives and hedging activities	2	(340)
Recovery of impairment loss on securities	10,206	0
Net loss on trading securities	0	(3,970)
Net gain on sale of securities available for sale	246	2,568
Other income (expense), net	34	(93)
Operating expenses	(17,283)	(19,668)

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	$60,971	$36,832
Cumulative effect on prior years (to Dec. 31, 2004) of a change in the credit loss reserve methodology	2,733	0

NET INCOME	$63,705	$36,832

BALANCE SHEET DATA (In US$millions):
Investment securities and trading assets	266	553
Loans, net	2,301	2,740
Total assets	2,872	3,521
Deposits	1,006	1,104
Trading liabilities	0	64
Securities sold under repurchase agreement	27	439
Short-term borrowings	543	770
Medium and long-term debt and borrowings	544	462
Total liabilities	2,262	2,956
Stockholders’ equity	610	565
PER COMMON SHARE DATA:
Net income per share	1.65	0.99
Diluted earnings per share	1.63	0.97
Book value (period average)	16.20	15.64
Book value (period end)	16.00	15.55
COMMON SHARES OUTSTANDING (thousands):
Period average	38,703	37,312
Period end	38,098	36,328
SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	3.3%	1.5%
Return on average stockholders’ equity	13.6%	8.4%
Net interest margin	1.68%	1.76%
Net interest spread	0.67%	0.69%
Total operating expenses to total average assets	0.89%	0.81%

ASSET QUALITY RATIOS:
Non-accruing loans and investments to total loan and selected investment portfolio (1)	0.00%	0.00%
Charge offs net of recoveries to total loan portfolio (1)	0.11%	0.00%
Allowance for loan losses to total loan portfolio (1)	2.52%	1.78%
Allowance for loan losses to non-accruing loans	114.45%	3295.44%
Allowance for losses on off-balance sheet credit risk to total contingencies	5.55%	5.06%
CAPITAL RATIOS:
Stockholders’ equity to total assets	21.2%	16.0%
Tier 1 capital to risk-weighted assets	38.2%	27.3%
Total capital to risk-weighted assets	39.4%	28.5%

(1)	Loan portfolio is presented net of unearned income and deferred loan fees.

CONSOLIDATED STATEMENTS OF INCOME	EXHIBIT IV

	FOR THE NINE MONTHS ENDED SEPTEMBER 30,

	2005	2006	CHANGE	%

	(In US$ thousands, except percentages)
INCOME STATEMENT DATA:
Interest income	$81,696	$140,334	$58,638	72%
Interest expense	(48,940)	(98,235)	(49,295)	101

NET INTEREST INCOME	32,755	42,099	9,344	29
Reversal (provision) for loan losses	38,352	(10,320)	(48,673)	(127)

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	71,107	31,779	(39,329)	(55)

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	(7,498)	21,943	29,441	(393)
Commission income, net	4,157	4,613	455	11
Derivatives and hedging activities	2	(340)	(342)	(19,308)
Recovery of impairment loss on securities	10,206	0	(10,206)	(100)
Realized net loss on trading securities	0	(2,500)	(2,500)	n.a. (*)
Unrealized net loss on trading securities	0	(1,470)	(1,470)	n.a. (*)
Net gain on sale of securities available for sale	246	2,568	2,323	945
Other income (expense), net	34	(93)	(127)	(369)

NET OTHER INCOME (EXPENSE)	7,147	24,721	17,574	246

OPERATING EXPENSES:
Salaries and other employee expenses	(8,971)	(11,020)	(2,049)	23
Depreciation of premises and equipment	(681)	(860)	(179)	26
Professional services	(2,286)	(1,971)	315	(14)
Maintenance and repairs	(850)	(824)	26	(3)
Other operating expenses	(4,494)	(4,993)	(498)	11

TOTAL OPERATING EXPENSES	(17,283)	(19,668)	(2,385)	14
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	$60,971	$36,832	($24,140)	(40)
Cumulative effect on prior years (to Dec. 31, 2004) of a change in the credit loss reserve methodology	2,733	0	(2,733)	(100)

NET INCOME	$63,705	$36,832	($26,873)	(42)%

(*) “n.a.” means not applicable.

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES	EXHIBIT V

	FOR THE THREE MONTHS ENDED,

	September 30, 2005				June 30, 2006			September 30, 2006

	AVERAGE BALANCE	INTEREST	AVG. RATE		AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE

	(In US$millions, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$167	$1.4	3.24%		$187	$2.3	4.88%	$200	$2.7	5.28%
Loans, net of unearned income & deferred loan fees	2,202	24.7	4.39		2,542	37.4	5.82	2,741	43.7	6.24
Impaired loans	71	1.6	8.63		28	1.7	24.04	22	0.7	12.77
Trading assets	0	0.0	n.a.	(*)	38	0.7	6.93	33	0.2	2.54
Investment securities	166	2.3	5.40		407	5.9	5.72	469	7.0	5.80

TOTAL INTEREST EARNING ASSETS	$2,606	$30.0	4.50%		$3,202	$48.0	5.93%	$3,465	$54.3	6.13%

Non interest earning assets	81				83			79
Allowance for loan losses	(78)				(42)			(45)
Other assets	9				22			23

TOTAL ASSETS	$2,618				$3,264			$3,522

INTEREST BEARING LIABILITITES
Deposits	$872	$7.9	3.53%		$1,116	$14.0	4.98%	$1,205	$16.3	5.28%
Trading liabilities	0	0.0	n.a.	(*)	36	0.7	8.02	31	0.4	4.52
Securities sold under repurchase agreement and short-term borrowings	544	4.7	3.36		903	11.4	4.98	1,132	15.4	5.31
Medium and long-term debt and borrowings	481	5.7	4.68		504	6.9	5.40	465	6.7	5.65

TOTAL INTEREST BEARING LIABILITIES	$1,897	$18.3	3.77%		$2,559	$33.0	5.10%	$2,832	$38.7	5.35%

Non interest bearing liabilities and other liabilities	$115				$126			$126
TOTAL LIABILITIES	2,012				2,685			2,958
STOCKHOLDERS’ EQUITY	607				580			564

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,618				$3,264			$3,522

NET INTEREST SPREAD			0.73%				0.82%			0.78%

NET INTEREST INCOME AND NET INTEREST MARGIN		$11.7	1.78%			$14.9	1.87%		$15.6	1.78%

(*) “n.a.” means not applicable.

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES	EXHIBIT VI

	FOR THE NINE MONTHS ENDED SEPTEMBER 30,

	2005			2006

	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE

	(In US$ millions, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$157	$3.5	2.91%	$190	$7.0	4.88%
Loans, net of unearned income & deferred loan fees	2,156	63.5	3.88	2,586	113.8	5.80
Impaired loans	128	8.0	8.23	24	2.7	15.07
Trading assets	0	0.0	n.a. (*)	24	0.9	4.87
Investment securities	164	6.8	5.42	365	15.9	5.72

TOTAL INTEREST EARNING ASSETS	$2,606	$81.7	4.13%	$3,190	$140.3	5.80%

Non interest earning assets	73			89
Allowance for loan losses	(86)			(42)
Other assets	7			19

TOTAL ASSETS	$2,600			$3,256

INTEREST BEARING LIABILITITES

Deposits	$828	$19.3	3.07%	$1,110	$41.7	4.96%
Trading liabilities	0	0.0	n.a. (*)	22	1.1	6.40
Securities sold under repurchase agreement and short-term borrowings	616	14.5	3.11	902	34.6	5.06
Medium and long-term debt and borrowings	420	15.2	4.76	499	20.8	5.49

TOTAL INTEREST BEARING LIABILITIES	$1,865	$48.9	3.46%	$2,533	$98.2	5.11%

Non interest bearing liabilities and other liabilities	109			139

TOTAL LIABILITIES	1,973			2,672

STOCKHOLDERS’ EQUITY	627			584

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,600			$3,256

NET INTEREST SPREAD			0.67%			0.69%

NET INTEREST INCOME AND NET INTEREST MARGIN		$32.8	1.68%		$42.1	1.76%

(*) “n.a.” means not applicable.

CONSOLIDATED STATEMENT OF INCOME (In US$thousands, except percentages & ratios)	EXHIBIT VII

	NINE MONTHS ENDED SEP 30/05	FOR THE THREE MONTHS ENDED					NINE MONTHS ENDED SEP 30/06

		SEP 30/05	DEC 31/05	MAR 31/06	JUN 30/06	SEP 30/06

INCOME STATEMENT DATA:
Interest income	$81,696	$29,959	$35,127	$38,109	$47,957	$54,268	$140,334
Interest expense	(48,940)	(18,291)	(22,630)	(26,527)	(33,021)	(38,687)	(98,235)

NET INTEREST INCOME	32,755	11,668	12,498	11,581	14,936	15,582	42,099

Reversal (provision) for loan losses	38,352	23,921	15,803	(3,772)	(1,973)	(4,575)	(10,320)

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	71,107	35,589	28,301	7,810	12,962	11,006	31,779

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	(7,498)	(11,381)	(8,283)	11,183	3,602	7,158	21,943
Commission income, net	4,157	1,546	1,667	1,571	1,293	1,749	4,613
Derivatives and hedging activities	2	2	2,336	(170)	(106)	(63)	(340)
Recovery of impairment loss on securities	10,206	137	0	0	0	0	0
Realized net loss on trading securities	0	0	0	0	(713)	(1,786)	(2,500)
Unrealized net gain (loss) on trading securities	0	0	0	0	(1,662)	192	(1,470)
Net gain on sale of securities available for sale	246	0	(40)	2,568	0	0	2,568
Other income (expense), net	34	13	(26)	15	(121)	14	(93)

NET OTHER INCOME (EXPENSE)	7,147	(9,684)	(4,347)	15,167	2,291	7,263	24,721

TOTAL OPERATING EXPENSES	(17,283)	(6,034)	(7,407)	(6,327)	(6,321)	(7,020)	(19,668)

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	$60,971	$19,871	$16,546	$16,650	$8,933	$11,249	$36,832
Cumulative effect on prior years (to Dec. 31, 2004) of a change in the credit loss reserve methodology	2,733	0	0	0	0	0	0
Cumulative effect on prior periods (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation	0	0	(150)	0	0	0	0

NET INCOME	$63,705	$19,871	$16,396	$16,650	$8,933	$11,249	$36,832

SELECTED FINANCIAL DATA
PER COMMON SHARE DATA
Net income per share	$1.65	$0.52	$0.43	$0.44	$0.24	$0.31	$0.99
PERFORMANCE RATIOS
Return on average assets	3.3%	3.0%	2.3%	2.3%	1.1%	1.3%	1.5%
Return on average stockholders’ equity	13.6%	13.0%	10.6%	11.1%	6.2%	7.9%	8.4%
Net interest margin	1.68%	1.78%	1.77%	1.62%	1.87%	1.78%	1.76%
Net interest spread	0.67%	0.73%	0.69%	0.44%	0.82%	0.78%	0.69%
Total operating expenses to average assets	0.89%	0.91%	1.03%	0.86%	0.78%	0.79%	0.81%

EXHIBIT VIII

CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ millions)

COUNTRY	(A) 30SEP05	(B) 30JUN06	(C) 30SEP06	(C) - (B)	(C) - (A)

ARGENTINA	$83	$133	$148	$16	$65
BOLIVIA	0	5	5	0	5
BRAZIL	1,538	1,459	1,521	62	(16)
CHILE	329	299	226	(73)	(103)
COLOMBIA	215	268	198	(70)	(17)
COSTA RICA	85	93	138	45	52
DOMINICAN REPUBLIC	119	112	98	(14)	(21)
ECUADOR	145	208	168	(40)	22
EL SALVADOR	59	113	94	(19)	35
GUATEMALA	56	77	82	5	26
HONDURAS	20	42	42	(0)	22
JAMAICA	69	36	67	31	(2)
MEXICO	111	212	238	26	126
NICARAGUA	3	5	9	4	6
PANAMA	139	264	271	7	132
PERU	176	281	224	(57)	48
TRINIDAD & TOBAGO	143	82	147	65	4
URUGUAY	0	7	0	(7)	0
VENEZUELA	119	34	72	39	(46)
OTHER	12	0	0	0	(11)

TOTAL CREDIT PORTFOLIO (1)	$3,421	$3,728	$3,748	$20	$327

UNEARNED INCOME AND COMMISSION (2)	(3)	(4)	(4)	(0)	(1)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$3,418	$3,723	$3,744	$20	$325

(1)

Includes book value of loans, fair value of selected investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(2)	Represents unearned income and commission in respect of loans.

EXHIBIT IX

BUSINESS SEGMENT ANALYSIS

	FOR THE NINE MONTHS ENDED		FOR THE THREE MONTHS ENDED

(US$million)	SEP 30/05	SEP 30/06	SEP 30/05	JUN 30/06	SEP 30/06

COMMERCIAL:
Net interest income	$28.6	$36.7	$10.3	$12.9	$13.6
Other income (expense), net	4.2	4.7	1.5	1.3	1.8
Operating expenses	(15.3)	(16.3)	(5.3)	(5.2)	(5.6)

Net operating income *	17.5	25.1	6.6	9.0	9.7
Credit provision reversals (charges)	30.9	11.6	12.5	1.6	2.6
Cumulative effect on prior years (to Dec. 31, 2004) of a change in the credit loss reserve methodology	2.7	—	—	—	—

NET INCOME	$51.1	$36.7	$19.1	$10.7	$12.3

TREASURY:
Net interest income	4.2	5.4	1.3	2.0	2.0
Other income (expense), net	0.3	(1.9)	0.0	(2.6)	(1.7)
Operating expenses	(2.0)	(3.4)	(0.7)	(1.1)	(1.4)

Net operating income *	2.4	0.1	0.6	(1.7)	(1.1)
Recovery of impairment loss on securities	10.2	—	0.1	—	—

NET INCOME	$12.6	$0.1	$0.8	($1.7)	($1.1)

TOTAL:
Net interest income	32.8	42.1	11.7	14.9	15.6
Other income (expense), net	4.4	2.8	1.6	(1.3)	0.1
Operating expenses	(17.3)	(19.7)	(6.0)	(6.3)	(7.0)

Net operating income *	19.9	25.2	7.2	7.3	8.7
Credit provision reversals (charges)	30.9	11.6	12.5	1.6	2.6
Cumulative effect on prior years (to Dec. 31, 2004) of a change in the credit loss reserve methodology	2.7	—	—	—	—
Recovery of impairment loss on securities	10.2	—	0.1	—	—

NET INCOME	$63.7	$36.8	$19.9	$8.9	$11.2

*

Net operating income refers to net income excluding reversals of provisions for credit losses, recovery of impairment loss on securities, and cumulative effect on prior years of changes in accounting principles.

The bank has aligned its operations into two major business segments, based on the nature of clients, products and on credit risk standards.

The Commercial business segment primarily provides foreign trade and working capital financing to Latin American banks and exporting corporations, through loans, letters of credit and acceptances, guarantees covering commercial and country risk, and credit commitments.  This area also covers trade related services to its Latin American clients, such as payments, digital identity solutions and e-learning, some of which are in the process of being implemented.

The Treasury business segment is responsible for managing the Bank’s asset and liability position, liquidity,  secondary market available for sale portfolio, the proprietary trading desk, and, currency and interest rate risk.

Interest expenses and overhead operating expenses are allocated based on average credits.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on November 14, 2006, at 11:00 a.m., New York City time.  For those interested in participating, please dial (888) 335-5539 in the United States or, if outside the United States, (973) 582-2857.  Participants should use conference ID# 8074729, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at www.blx.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through November 21, 2006.  Please dial (877) 519-4471 or (973) 341-3080, and follow the instructions.  The Conference ID# for the replayed call is 8074729.

For more information, please access www.blx.com or contact:

Mr. Carlos Yap S.
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box: 0819-08730
Panama City, Panama
Tel: (507) 210-8563
Fax: (507) 269-6333
e-mail address: cyap@blx.com
Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690
e-mail address:  bladex@i-advize.com